BJB 3/2 *

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SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: McMahan Securities Co. L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich	CT	06830-6086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Robert Peters (203) 618-3345
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - *if individual, state last, first, middle name*)

60 Broad Street	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays currently valid OMB control number.

BJB 3/8

OATH OR AFFIRMATION

I, Robert Peters, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMahan Securities Co. L.:P.., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

My Commission Expires
May 31, 2013

Notary Public

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MCMAHAN SECURITIES CO. L.P.

December 31, 2009

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
McMahan Securities Co. L.P.

We have audited the accompanying statement of financial condition of McMahan Securities Co. L.P. (the "Partnership") as of December 31, 2009. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of McMahan Securities Co. L.P. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 24, 2010

McMahan Securities Co. L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash	$ 196,023
Securities owned at fair value	10,094,684
Receivable from clearing brokers	6,680,083
Interest and dividends receivable	38,518
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,050,606)	67,308
Investments in related entities	1,820,107
Receivable from related entities	233,517
Other	586,383
Total assets	$19,716,623

LIABILITIES AND PARTNERSHIP CAPITAL

Securities sold, not yet purchased, at fair value	$ 7,340,230
Accrued expenses and other	2,789,358
Total liabilities	10,129,588
Total Partnership capital	9,587,035
Total liabilities and partnership capital	$19,716,623

The accompanying notes are an integral part of this statement.

McMahan Securities Co. L.P.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE A - ORGANIZATION

McMahan Securities Co. L.P. (the "Partnership") is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Partnership is primarily engaged in proprietary trading and, on a limited basis, investment advisory. The Partnership also introduces institutional customers to correspondent brokers and earns commissions on their transactions. The Partnership is exempt from Rule 15c3-3 of the under paragraph k(2)(ii) of that Rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Preparation*

   The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP")

2. *Cash*

   Cash is held primarily at one major financial institution, which is a member of Federal Deposit Insurance Corporation ("FDIC"). At times, the amount of cash on deposit at this financial institution may exceed the FDIC insurance limit. The Partnership may be exposed to credit risk on any portion of cash that exceeds the FDIC insurance limit.

3. *Securities Transactions*

   Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are valued at fair value.

4. *Fair Value Measurement*

   US GAAP establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

NOTE B (continued)

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. As required by US GAAP, we do not adjust the quoted price for these investments, even in situations where we hold a large position and a sale could reasonably impact the quoted price.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

5. *Furniture, Fixtures, Office Equipment, and Leasehold Improvements*

Furniture, fixtures, office equipment, and leasehold improvements are carried at cost. Depreciation of furniture, fixtures and office equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease.

6. *Investments in related entities*

Investments in related entities are reported in the statement of financial condition at fair value which approximates the Partnership's portion of the net assets of these investments. The Partnership's risk of loss is limited to its investment in these entities. The Partnership may make additional contributions or withdrawals.

NOTE B (continued)

7. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

8. *Income Taxes*

The Partnership is taxed as a partnership for U.S. federal income tax purposes. The partners include their distributive share of the Partnership's taxable income or loss on their respective income tax returns. Accordingly, no income tax liability has been recorded in the financial statements of the partnership.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The Partnership has reviewed its tax positions and determined that the implementation did not have a material impact on the Partnership's financial statements or require additional disclosure.

NOTE C - RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 167, newly codified as Accounting standards Codification ("ASC") 810, "Amendments to FASB Interpretation No. 46(R)", ("SFAS No. 167"), which amends the consolidation guidance applicable to variable interest entities ("VIEs"). The amendments to the consolidation guidance affect all entities currently within the scope of FIN 46(R), as well as qualifying special-purpose entities ("QSPEs") that are currently excluded from the scope of FIN 46(R). SFAS No. 167 replaces the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a VIE with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. SFAS No. 167 is effective as of the beginning of the first fiscal year beginning after November 15, 2009. The Partnership is currently evaluating the impact, if any, that SFAS No. 167 would have on the Partnership's financial condition, results of operations and cash flows upon adoption.

NOTE D - RECEIVABLE FROM CLEARING BROKERS

The Partnership conducts business with its clearing brokers for its own proprietary accounts. The clearing and depository operations for the Partnership's proprietary transactions are performed by its clearing brokers pursuant to their clearance agreements. All securities owned, securities sold, but not yet purchased and the due from clearing brokers reflected in the statement of financial condition are positions carried by and amounts due from the clearing brokers.

NOTE E - FAIR VALUE MEASUREMENT

The following table summarizes the valuation of the Partnership's securities positions by the US GAAP fair value hierarchy levels, as mentioned in Note B, as of December 31, 2009:

Assets	Level 1	Level 2	Level 3	Total
Securities owned				
Convertible bonds	$ -	$7,459,044	$ -	$ 7,459,044
Equity securities	1,019,805	1,180,856	-	2,200,661
Exchange-traded funds	175,250	-	-	175,250
Warrants	-	259,729	-	259,729
Investment in related entities	-	-	1,820,107	1,820,107
	$1,195,055	$8,899,629	$1,820,107	$11,914,791

Liabilities	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased				
Convertible bonds	$ -	$1,761,303	$ -	$1,761,303
Equity securities	5,291,665	287,262	-	5,578,927
	$5,291,665	$2,048,565	$ -	$7,340,230

NOTE F - DERIVATIVE FINANCIAL INSTRUMENTS

During 2009, the Partnership's derivative activities were limited to the trading of over-the-counter options. This trading of over-the-counter options was conducted to satisfy the needs of our clients, hedge proprietary portfolio risks, and pursue trading profits opportunistically. During 2009, the trading of over-the-counter options was an insignificant portion of the overall trading at the Partnership. As of December 31, 2009, the Partnership did not have any derivative position in its proprietary portfolio.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer the Partnership is subject to Rule 15c3-1 of the SEC which specifies uniform net capital requirements for its registrants.

The Partnership has elected the "Alternative Net Capital Requirement" under paragraph (f) of this Rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, for Brokers and Dealers (rule 15c3-3). At December 31, 2009, the Partnership had net capital of $4,734,422, which exceeded its requirement of $250,000 by $4,484,422.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby the Partnership will incur a loss if the market value of the securities increases over amounts recognized in the statement of financial condition. Generally, the Partnership limits its risk by holding offsetting security positions.

Substantially all of the Partnership's cash and securities positions are held by a custodian broker. The Partnership's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Partnership clears its customer transactions through another broker-dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Partnership to risk and potential loss. However, the transactions are fully collateralized by the underlying security.

NOTE I - COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Partnership has a noncancellable lease for office space, which expires on March 31, 2011. The lease is subject to escalations for increases in real estate taxes and operating costs. The minimum annual rentals are as follows:

	Minimum rentals
Year ending December 31,	
2010	$ 974,153
2011	243,539
	$1,217,692

Regulatory Matters

The Partnership is currently participating in a regulatory review. In the opinion of management, the completion of this review is not expected to have any effect on the financial condition and results of operations of the Partnership.

NOTE J - 401(k) PLAN

The Partnership maintains a 401(k) savings and profit-sharing plan (the "Plan"). Full-time employees who have completed three months of service and have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Partnership, at its discretion, may make contributions to the Plan.

NOTE K - RELATED PARTY TRANSACTIONS

1. *Administrative and Employee Costs*

The Partnership shares certain administrative and employee costs with related entities, pursuant to executed cost sharing agreements. These costs include information technology services, facility rental, and back-office employee compensation and benefits. On a regular basis, the Partnership is reimbursed for these costs that were incurred on behalf of the related entities. The Partnership has a receivable for these costs of $233,517 at December 31, 2009, which is included in the statement of financial condition.

2. *Repayment of Note from Limited Partner*

On June 6, 2008, a Limited Partner obtained a loan from the Partnership in the original principal amount of $7,850,000. This loan bore an annual simple interest rate of 6.5% and was originally due on June 6, 2012. On May 1, 2009, the Limited Partner repaid the loan in full by prepaying $8,310,000 to the Partnership, comprising of $7,850,000 in original principal plus $460,000 in accrued interest.

3. *Investments in Related Entities*

The Partnership has investments in certain related entities consisting of investment partnerships. These investment partnerships principally invest in securities accounted for at fair value. Accordingly, the Partnership records its investments in these related entities based on its proportionate share of net assets and of investment income or losses. At December 31, 2009, the Partnership's investments in these entities amounted to $1,820,107.

NOTE L - SUBSEQUENT EVENTS

The Partnership has evaluated events and transactions that may have occurred since December 31, 2009 through February 24, 2009, the date the financial statements were available for issuance and has determined the following subsequent event during this period:

On February 2, 2010, a limited partner contributed approximately $373,000 of capital into the Partnership.

On February 12, 2010, the Partnership was named as a defendant in a legal matter. In the opinion of management, the resolution of this matter will not have a material adverse effect on the financial condition and results of operations of the Partnership.

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MCMAHAN SECURITIES CO., L.P.

For the period beginning April 1, 2009 and ending December 31, 2009

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners of
McMahan Securities Co., L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the fiscal period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by McMahan Securities Co., L.P. (the "Partnership") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating the Partnership's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 24, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039573 FINRA DEC
MCMAHAN SECURITIES CO LP 9*9
500 W PUTNAM AVE STE 2
GREENWICH CT 06830-6079

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Peters 203-618-3345

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 31,633

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (13,093)

10/29/09
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 18,540

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 18,540

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,540

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

McMahan Securities Co. LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of February 2010.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,976,294
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	175,322
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	175,322
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	76,044
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	475,116
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	396,375
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	256,107
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 294,811	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	294,811
Total deductions	1,498,453
2d. SIPC Net Operating Revenues	$ 12,653,163
2e. General Assessment @ .0025	$ 31,633

(to page 1 but not less than $150 minimum)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S
SUPPLEMENTARY REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

MCMAHAN SECURITIES CO., L.P.

December 31, 2009

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
McMahan Securities Co., L.P.

In planning and performing our audit of the financial statements of McMahan Securities Co., L.P.(the "Partnership") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees to prevent or detect misstatements on a timely basis in the normal course of performing their assigned functions. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 24, 2010